Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

July 9, 2024

VIA EDGAR

Lisa N. Larkin

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Taxable Municipal Income Fund File Numbers: 333-276610, 811-22391

Dear Ms. Larkin:

This letter responds to comments you provided via telephone on February 20, 2024, regarding the shelf offering registration statement on Form N-2 (the “Registration Statement”), filed on January 19, 2024, with respect to the Nuveen Taxable Municipal Income Fund (the “Registrant” or the “Fund”). For convenience, each of your comments are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

Outside Front Cover, Page i

1.	Comment: In the third paragraph regarding the risk factors of the Fund, please include reference to the risks of using leverage. See Item 1.1(j) of Form N-2.

Response: The Registrant has revised this paragraph as follows to explicitly include reference to the risk of leverage.

This Prospectus, together with any related prospectus supplement, sets forth concisely information about the Fund that a prospective investor should know before investing, and should be retained for future reference. Investing in Securities involves risks, including the risks associated with the Fund’s use of leverage. You could lose some or all of your investment. You should consider carefully these risks together with all of the other information in this Prospectus and any related prospectus supplement before making a decision to purchase any of the Securities. See “Risk Factors” beginning on page 19.

Ms. Lisa N. Larkin

July 9, 2024

Page 1 – The Fund

2.	Comment: Please revise the information contained in the second paragraph of the section entitled “The Fund” to be in tabular form as required by Item 8.5 of Form N-2.

Response: The Registrant notes that the information required to be in tabular form by Item 8.5 of Form N-2 has been incorporated by reference to the Registrant’s most recent annual report on Form N-CSR, which includes the requisite information in tabular form under the heading “Shareholder Update—Current Investment Objectives, Investment Policies and Principal Risks of the Fund—Updated Disclosures for the Fund’s Effective Shelf Offering Registration Statement—Trading and Net Asset Value Information.”

Pages 2-4 – Leverage

3.	Comment: Disclosure states that the Fund may issue preferred shares. Please supplementally explain whether it is likely that the Fund will issue preferred shares within 12 months of effectiveness of this registration statement. If so, please disclose the consequences to holders of common shares of the issuance of preferred shares (e.g., increased expense ratio, lower liquidation preference, and diminished voting power) and provide appropriate fee table disclosure (e.g., estimated dividend expense of preferred shares).

Response: The Registrant confirms that the Fund does not currently intend to issue preferred shares within 12 months of the effectiveness of the Registration Statement.

Page 16 – Plan of Distribution - General

4.	Comment: The second paragraph of the subsection titled “General” of the “Plan of Distribution” section refers to the indemnification provisions underwriters, dealers and agents may be entitled to under agreements entered into with the Fund. Please briefly describe these indemnification provisions. See Item 5.4 of Form N-2.

Response: Because the Registrant has not yet entered into any such agreements in connection with the Securities to be offered in the Registration Statement, it does not believe any additional disclosure is necessary.

Ms. Lisa N. Larkin

July 9, 2024

Item 12 – Form N-2

5.	Comment: Please add disclosure required by Item 12 of Form N-2 regarding legal proceedings in line with disclosure that has been included in registration statements for other Nuveen closed-end funds or explain why such disclosure is not required.

Response: The Registrant notes that Item 12 of Form N-2 requires any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Registrant, any subsidiary of the Registrant, or the Registrant’s investment adviser or principal underwriter is a party. In accordance with the instruction to Item 12 of Form N-2, legal proceedings are material only to the extent that they are likely to have a material adverse effect upon: (1) the ability of the investment adviser or principal underwriter to perform its contract with the Registrant; or (2) the Registrant.

The Registrant notes that the civil complaint to which we believe the staff is referring, which was filed in the U.S. District Court for the Southern District of New York, has been resolved. Accordingly, the Fund does not consider the resolved litigation to be material for purposes of Item 12 of Form N-2, and therefore has not included disclosure of such litigation, because the litigation is not likely to have a material adverse effect upon (1) the ability of either Nuveen Fund Advisors or Nuveen Asset Management to perform its contract with the Fund or (2) the Fund itself. Further, at this time the Registrant is not aware of any pending litigation against Nuveen Fund Advisors, Nuveen Asset Management or the Fund that would require disclosure under Item 12 of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Page 2 – Investment Restrictions

6.	Comment: Please move the disclosure contained in the “Investment Restrictions” section in the Statement of Additional Information to the Prospectus. See Item 8.2 of Form N-2.

Response: The Registrant respectfully submits that Item 17 of Form N-2 requires disclosure of the specific fundamental policies contained in the “Investment Restrictions” section of the Statement of Additional Information. In contrast, Item 8.2 of Form N-2 requires disclosure of only the Fund’s policy to concentrate (if it has one), and also for it to identify any other policy that may not be changed without the vote of a majority of the outstanding voting securities of the Fund, including those policies the Fund deems to be fundamental within the meaning of Section 8(b) of the Investment Company Act of 1940 Act, as amended (the “1940 Act”). The Registrant notes that this reference to those deemed fundamental within the meaning of Section 8(b) of the 1940 Act is a reference to Section 8(b)(1)(3) of the 1940 Act, which includes policies not included in the enumerated list of Section 8(b)(1) (which instead are disclosed in Item 17 of Form N-2) but that the Registrant deems matters of fundamental policy. Because the Fund does not have any such policies to disclose, it does not believe that additional disclosure is required in its Prospectus. Nonetheless, the Registrant has added the following sub-section to the “The Fund’s Investments” section of the Prospectus:

“Other Policies

Certain investment policies specifically identified in the SAI as such are considered fundamental and may not be changed without shareholder approval. See “Investment Restrictions” in the SAI.”

Ms. Lisa N. Larkin

July 9, 2024

PART C

Item 34

7.	Comment: Please include the following undertaking in Item 34 of the Registration Statement: “The Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.”

Response: The Registrant has included the referenced undertaking in Item 34 of the Registration Statement.

* * * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

E. Purple

S. LaChine